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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Light Horse Market Solutions Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 North Broadway
(No. and Street)

Hicksville (City) New York (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas T. Halikias 212 607-2671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

123 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Thomas Halikias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Light Horse Market Solutions Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LADI AJAYI
Notary Public - State of New York
NO. 01AJ6322433
Qualified in Queens County
My Commission Expires Apr 6, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Light Horse Market Solutions, Inc.

Contents

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Light Horse Market Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Light Horse Market Solutions, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Light Horse Market Solutions, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Light Horse Market Solutions, Inc.'s management. Our responsibility is to express an opinion on Light Horse Market Solutions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Light Horse Market Solutions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Schedule I, Computation of Net Capital, has been subjected to audit procedures performed in conjunction with the audit of Light Horse Market Solutions, Inc.'s financial statements. The supplemental information is the responsibility of Light Horse Market Solutions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Light Horse Market Solutions, Inc.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 19, 2018

Light Horse Market Solutions, Inc.
Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash	$97,556
Deposit at clearing broker	22,500
Commissions receivable	7,798
Prepaid expenses	1,664
Loan receivable	25,313
Office equipment- net of accumulated depreciation of $2,504	1,055
Total Assets	$155,886

LIABILITIES & SHAREHOLDER EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$9,657
Total Current Liabilities	$9,657
Shareholder Equity:	
Common stock: 1,000 shares authorized at $.01 par value	
1,000 shares issued and outstanding	$10
Additional paid in capital	51,434
Retained surplus	94,785
Shareholder equity	146,229
Total Liabilities & Shareholder Equity	$155,886

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Commission revenues	$367,945
Other income	36,895
Interest income	250
Net revenues	$405,090
General and administrative expenses:	
Salary expense	$16,462
Rent expense	3,845
Insurance expense	17,721
Professional fees	42,139
General administration	38,756
Total general and administrative expenses	118,923
Net income before income tax provision	$286,167
Provision for income taxes	(175)
Net income	$285,992

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$285,992
Add back transactions not requiring cash:	
Depreciation expense	2,504
Changes in other operating assets and liabilities:	
Commissions receivable	4,298
Prepaids and Other assets	1,697
Loan receivable	(250)
Accounts payable & accrued expenses	(44,262)
Net cash provided by operations	$249,979
Investing activities	
Purchases of Fixed assets	($2,013)
Net cash used by investing activities	(2,013)
Financing activities:	
Capital withdrawal	(230,000)
Net cash used by financing activities	($230,000)
Net increase in cash during the year	$17,966
Cash at December 31, 2016	79,590
Cash at December 31, 2017	$97,556
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$175

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2017

	Common Shares	Common Value	Paid in Capital	Retained Surplus (Deficit)	Total Equity
Balance at December 31, 2016	1,000	$10	$281,434	($191,207)	$90,237
Capital contribution					
Net income for the year				285,992	285,992
Return of Capital			(230,000)		(230,000)
Balance at December 31, 2017	1,000	$10	$51,434	$94,785	$146,229

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Light Horse Market Solutions, Inc. (the Company) is a privately held corporation formed in Florida in 2002 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to purchase and sell securities on behalf of its clients. Client transactions are cleared through the Company's clearing broker on a "fully disclosed" basis.

Under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3. The Company does not carry or clear customer transactions and instead, clears customer transaction on a "fully disclosed" basis through its clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company records commission revenues on securities transactions as of the trade date. Commission revenues for futures and options are recorded in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract. Other revenues are recorded when the service has been provided to the client and collection of the fee is reasonably assured.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Office equipment- Office equipment is recorded at historical cost and depreciated to expense over the estimated useful life of the underlying assets as follows: five years for

assets purchased in 2015 and prior, and, expensed immediately under Section 179 of the Internal Revenue Code for assets acquired in 2017

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2017, the Company's returns generally remain open for the last three years.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company has no investments in equity or debt at December 31, 2017.

Cash, commissions receivable, other assets, loan receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of its customers through the clearing FCM. These transactions are contracted on a margin basis whereby the particular customer is required to maintain minimum margin with the clearing FCM to financially support a particular position in futures and option contracts. The minimum margin deposit required may vary depending upon the particular positions transacted by the customer, the market value of the particular positions, and the amount of funds deposited in the customer's account. In the event that a customer is in default of an obligation to the clearing FCM, the clearing FCM will require the Company to fulfill the obligation on behalf of its customer. Such transactions may expose the Company to significant off-balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all customers' accounts on a daily basis.

5. Loan Receivable

The company holds a Promissory Note outstanding from Assured Enterprises, Inc., a nonrelated cybersecurity company, in the amount of $25,000 with interest accruing at 1% per year. Currently, interest accrued on the loan is $313. The Promissory Note is expected to be paid back by June 30, 2018.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act (SEC), the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. As of December 31, 2017, the Company had net capital of $111,005, which is in excess of net capital requirements by $106,005 of SEC requirements.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through February 19, 2018 and found no material subsequent events reportable during this period.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission

CREDIT:		
Shareholder equity		$146,229
DEBITS:		
Commissions Receivable	7,192	
Prepaid expenses	1,664	
Loan Receivable	25,313	
Fixed Assets	1,055	
Non-allowable assets		(35,224)
NET CAPITAL		$111,005
Less haircuts		0
ADJUSTED NET CAPITAL		$111,005
Minimum requirement of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.		(5,000)
EXCESS NET CAPITAL		$106,005
AGGREGATE INDEBTEDNESS:		$9,657
AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.70%

There are no material differences between the Net Capital computation reported herein and the most recent unaudited Form X-17-A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Light Horse Market Solutions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Light Horse Market Solutions, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Light Horse Market Solutions, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Light Horse Market Solutions, Inc. stated that Light Horse Market Solutions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Light Horse Market Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Light Horse Market Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 19, 2018

LIGHT HORSE
MARKET SOLUTIONS

December 31, 2017

Rule 15c3-3 Exemption Report

Light Horse Market Solutions Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Light Horse Market Solutions Inc. states the following:

Light Horse Market Solutions Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Light Horse Market Solutions Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Thomas T. Halikias, CEO

25 Broadway, 9th Fl • New York • New York, 10004
(212) 607-2671 • www.lighthorsems.com